                                                                    EXHIBIT 12.1


                        THE CHARLES SCHWAB CORPORATION

               Computation of Ratio of Earnings to Fixed Charges
                   (Dollar amounts in thousands, unaudited)


                                           Six Months Ended
                                               June 30,                     Year Ended December 31,
                                          -------------------   ---------------------------------------------------
                                            1995       1994       1994       1993       1992      1991       1990
                                          --------   --------   --------   --------   --------  --------   --------
Earnings before taxes on income
 and extraordinary charge                 $136,668   $116,763   $224,343   $206,272   $146,228  $ 88,097   $ 29,109
                                          --------   --------   --------   --------   --------  --------   --------
Fixed charges
  Interest expense - customer              150,716     69,336    178,067    114,609    140,819   206,020    222,596
  Interest expense - other                  16,153      8,994     20,169     17,943     18,712    19,538     15,901
  Interest portion of rental expense        10,408      8,225     17,102     15,428     13,314    10,531      8,855
                                          --------   --------   --------   --------   --------  --------   --------
  Total fixed charges(a)                   177,277     86,555    215,338    147,980    172,845   236,089    247,352
                                          --------   --------   --------   --------   --------  --------   --------
Earnings before taxes on income,
  extraordinary charge and fixed
  charges (b)                             $313,945   $203,318   $439,681   $354,252   $319,073  $324,186   $276,461
                                          ========   ========   ========   ========   ========  ========   ========
Ratio of earnings to fixed charges
  (b) divided by (a)*                          1.8        2.3        2.0        2.4        1.8       1.4        1.1
                                          ========   ========   ========   ========   ========  ========   ========
Ratio of earnings to fixed charges
  as adjusted**                                6.1        7.8        7.0        7.2        5.6       3.9        2.2
                                          ========   ========   ========   ========   ========  ========   ========

* The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income, extraordinary charge and fixed charges. "Fixed charges" consist of interest expense incurred on payables to customers, subordinated borrowings, term debt, capitalized interest and one-third of rental expense, which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.